CannaPowder, Inc.

Liron Carmel, CEO

20 Raoul Wallenberg Street

Tel Aviv, Israel 6971916

February 6, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Gabor

Re:	CannaPowder, Inc.
Registration Statement on Form S-1
Filed February 6, 2019
Commission File No. 333-228741

Acceleration Request
Requested Date: February 8, 2019
Requested Time: 4:00p.m. Eastern Standard Time

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, (the “Act”), CannaPowder, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) under the Act at the “Requested Date” and “Requested Time” set forth above or as soon as practicable thereafter.

The Company and its management understand and acknowledge that they are responsible for. the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Commission’s staff. Please call Lawrence R. Lonergan, Esq. of The Lonergan Law Firm, LLC at (973) 641-4012 to confirm the effectiveness of the Registration Statement or with any questions.

Respectfully submitted,

CannaPowder, Inc.

By:	Liron Carmel
Name:	Liron Carmel
Title:	Chief Executive Officer

cc:	Lawrence R. Lonergan, Esq.
Email: llonergan@wlesq.com